

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 26, 2009

Hajime Sawabe
Chairperson, Representative Director and Chief Executive Officer
TDK Corporation
13-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8272 Japan

   Re: TDK Corporation
     Form 20-F for the Fiscal Year Ended March 31, 2008
     Filed July 29, 2008
     File No. 1-8346

Dear Mr. Sawabe:

  We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director